82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6


05009356


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2005
WASH. D.C. 198 SECTION

June 23, 2005

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE PROPOSED PRIVATE PLACEMENT

June 23, 2005

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $75,000.00 by way of an arm's length private placement with accredited investors. The proposed placement will consist of the purchase of 750,000 flow-through common shares of the Company at a price of $0.10 per share. A finder's fee of ten percent will be paid to an arm's length third party.

The proceeds from the placement will be used to further exploration on the Company's gold project in southern Quebec.

The proposed private placement is subject to acceptance by regulatory authorities.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172